SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment No. 8”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser with the SEC on February 13, 2014, each of which may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 8 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 8.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By adding the following text to the end of the first paragraph under the subsection entitled “Regulatory Approvals—Other Jurisdictions” on page 58 of the Schedule 14D-9:

“On March 13, 2014, the applicable waiting period in Austria expired without action from the Austrian merger control authority Bundeswettbewerbsbehörde with respect to the transactions contemplated by the Merger Agreement.  Accordingly, the condition of the Offer relating to applicable waiting periods under applicable antitrust laws in Austria having expired or been terminated and all applicable consents or approvals required under any other applicable antitrust laws in Austria having been obtained has been satisfied.”

By adding the following new section entitled “Extension of the Offer” on page 58 of the Schedule 14D-9 immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Extension of the Offer.

On March 13, 2014, the parties agreed that, notwithstanding anything to the contrary set forth in the Merger Agreement or the Offer to Purchase, the Offer would be extended until 12:00 midnight, New York City time, at the end of the day on Tuesday, March 25, 2014, unless further extended in accordance with the terms of the Merger Agreement.  The extension allows for the conclusion of the initial 30-day review period by CFIUS, which is scheduled to end no later than Monday, March 24, 2014.  By that date, CFIUS is required to have determined whether to conclude its review or undertake an additional 45-day investigation.  Computershare Trust Company, N.A., the depositary for the Offer, has advised that as of midnight on March 13, 2014, approximately 40,845,725 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 73.2% of the currently issued and outstanding Shares.  In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 847,858 Shares, representing approximately 1.5% of the currently issued and outstanding Shares.

On March 14, 2014, Dassault Systèmes SA issued a press release announcing the extension of the Offer, a copy of which is filed as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(F)*	Press Release issued by Dassault Systèmes SA on March 14, 2014.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

	By:	/s/ Jason Gray
Jason Gray
Senior Vice President, General Counsel and Corporate Secretary

Date: March 14, 2014